SEC FILE NUMBER 0-26944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check One): ☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2004

☐	Transition Report on Form 10-K	☐	Transition Report on Form 10-Q
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Silicon Storage Technology, Inc. (Full Name of Registrant)
N/A (Former Name if Applicable)
1171 Sonora Court (Address of Principal Executive Office (Street and Number))
Sunnyvale, CA 94086 (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10- Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Silicon Storage Technology, Inc. (the "Company") is still in the process of completing its year- end financial statements, including the additional disclosure requirements related to the acquisition of G-Plus, and additional internal control procedures and testing under Section 404 of the Sarbanes-Oxley Act of 2002, and therefore is unable to file its Form 10-K for the year ended December 31, 2004 (the "Form 10-K") in the prescribed time period without unreasonable effort and expense. The Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed due date, as permitted by Rule 12b-25.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jack K. Lai (Name)	408 (Area Code)	735-9110 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SST's results of operations to be reflected in the financial statements in the Form 10-K will be consistent with the financial statements attachment hereto. SST's net revenues for the year ended December 31, 2004 were $449.2 million compared with $295.0 million for the year ended December 31, 2003. SST's net income for the year ended December 31, 2004 was $23.9 million, or $0.24 per share based on approximately 99.1 million diluted shares compared with a net loss of $65.2 million or a loss of $0.69 per share based on approximately 94.7 million diluted shares outstanding for the year ended December 31, 2003.

Sarbanes-Oxley Act of 2002 Section 404

During the audit of the year ended December 31, 2004, PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, identified an error in the recording of the inventory reserve as of December 31, 2004, which resulted in a material audit adjustment. The Company's management believes that the error was a result of insufficient controls over the preparation and review of manual journal entries due to insufficient accounting and finance personnel resources under the heavy load to meet Sarbanes-Oxley requirements combined with a high level of recent employee turnover. This control deficiency constituted a material weakness in internal control. The audit adjustment was recorded and reflected in financial information previously reported in the Company's financial press release dated January 26, 2005.

As a result of this material weakness, management expects to conclude in the Form 10-K that internal controls over financial reporting were not effective as of December 31, 2004, and accordingly PricewaterhouseCoopers LLP is expected to issue an adverse opinion with respect to the Company's internal control over financial reporting. Management and PricewaterhouseCoopers LLP, are still completing their assessment of internal controls and additional control deficiencies may be identified.

In response to this material weakness, the Company has recently hired new senior accounting personnel and is in the process of hiring additional finance and accounting personnel. In addition, the Company intends to enhance its training programs for finance and accounting personnel.

Silicon Storage Technology, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005	By /s/ Jack K. Lai

ATTACHMENT:

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

                                           Three months ended      Year ended
                                             December 31,          December 31,
                                          --------------------  --------------------
                                            2003       2004       2003       2004
                                          ---------  ---------  ---------  ---------
                                               (unaudited)           (unaudited)
Net revenues:
    Product revenues                     $  82,351  $  96,530  $ 256,529  $ 404,731
    Technology licensing                    12,866      7,534     38,512     44,467
                                          ---------  ---------  ---------  ---------
        Total net revenues                  95,217    104,064    295,041    449,198
                                          ---------  ---------  ---------  ---------
Cost of revenues                            62,747    103,461    218,775    322,093
                                          ---------  ---------  ---------  ---------
Gross profit                                32,470        603     76,266    127,105
                                          ---------  ---------  ---------  ---------
Operating expenses:
    Research and development                10,334      9,748     43,144     46,904
    Sales and marketing                      5,840      6,834     22,272     28,295
    General and administrative               4,110      5,455     14,398     18,292
    Other non-recurring charges              1,371      5,896     37,849      7,375
                                          ---------  ---------  ---------  ---------
        Total operating expenses            21,655     27,933    117,663    100,866
                                          ---------  ---------  ---------  ---------
Income (loss) from operations               10,815    (27,330)   (41,397)    26,239
Interest and other income                      420        405      2,784      2,295
Interest and other expense                     (29)       (96)      (138)      (281)
Impairment of equity investments                --        (11)        --       (509)
Minority interest                               --        133         --         91
                                          ---------  ---------  ---------  ---------
Income (loss) before provision for
 income taxes                               11,206    (26,899)   (38,751)    27,835
Provision for income taxes                   2,101         26     26,416      3,906
                                          ---------  ---------  ---------  ---------
Net income (loss)                        $   9,105  $ (26,925) $ (65,167) $  23,929
                                          =========  =========  =========  =========

Net income (loss) per share - basic      $    0.10  $   (0.28) $   (0.69) $    0.25
                                          =========  =========  =========  =========

Shares used in per share calculation        95,232     96,223     94,723     95,756
                                          =========  =========  =========  =========

Net income (loss) per share - diluted    $    0.09  $   (0.28) $   (0.69) $    0.24
                                          =========  =========  =========  =========

Shares used in per share calculation       100,000     96,223     94,723     99,143
                                          =========  =========  =========  =========

SILICON STORAGE TECHNOLOGY, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

                                                         December 31,  December 31,
                                                             2003          2004
                                                         ------------  ------------
                                                              (unaudited)
                            ASSETS
Current assets:
    Cash, cash equivalents and short-term investments   $    185,194  $    103,993
    Trade accounts receivable, net                            55,330        58,179
    Inventories                                               46,120       156,618
    Other current assets                                      13,232        16,049
                                                         ------------  ------------
        Total current assets                                 299,876       334,839
Equipment, furniture and fixtures, net                        11,325        16,620
Long-term marketable securities                               24,969        23,094
Other assets                                                  60,191       112,178
Goodwill                                                          --        15,600
                                                         ------------  ------------
        Total assets                                    $    396,361  $    502,331
                                                         ============  ============
                          LIABILITIES
Current liabilities:
    Notes payable, current portion                      $        393  $        705
    Trade accounts payable                                    47,507        89,155
    Accrued expenses and other liabilities                    11,911        30,593
    Deferred revenue                                           3,630         2,388
                                                         ------------  ------------
        Total current liabilities                             63,441       122,841

Other liabilities                                              1,423         1,307
Minority interest                                                 --         2,199
                                                         ------------  ------------
        Total liabilities                                     64,864       126,347

                     SHAREHOLDERS' EQUITY
Common stock                                                 345,384       358,605
Accumulated other comprehensive income                         9,178        16,515
Retained earnings/(Accumulated deficit)                      (23,065)          864
                                                         ------------  ------------
    Total shareholders' equity                               331,497       375,984
                                                         ------------  ------------
        Total liabilities and shareholders' equity      $    396,361  $    502,331
                                                         ============  ============